So
3-16-04


04001682

UF 3-4-04

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Pacific Securities Inc.

OFFICIAL USE ONLY
42505
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 Sansome St   Fourth Floor
(No. and Street)

San Francisco   CA   94104
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Irene Qin Fang Shen   (818)863-1720
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, APC
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Suite 200   Larkspur   California   94939
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Stephen Lee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____White Pacific Securities, Inc._____, as of _____December 31,_____, 20 03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ANDREW G. CHEN
COMM. #1427813
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. July 1, 2007

_____
Signature

_____
Notary Public

_____
CEO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Pacific Securities, Inc.

Financial Statements

and

Supplemental Information

Years ended December 31, 2003 and 2002

with

Reports of Independent Auditors

Contents



WILSON MARKLE STUCKEY HARDESTY & BOTT

Report of Independent Auditors

Board of Directors
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of White Pacific Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As explained in various notes to the financial statements, White Pacific Securities, Inc. is a subsidiary of Acument Holding Company, Inc. and has significant transactions with its parent and affiliated companies.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 6, 2004

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$722,367	$254,033
Deposits with clearing brokers	100,106	50,000
Receivables from broker-dealers	384,275	324,511
Other receivables	31,312	42,777
Prepaid expenses	5,901	--
Total current assets	1,243,961	671,321
Property and equipment, at cost	133,761	122,880
Accumulated depreciation	(89,893)	(68,237)
Property and equipment, net	43,868	54,643
Deposits	25,502	23,274
Due from affiliate	--	23,664
Total assets	$1,313,331	$772,902
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$174,639	$100,986
Commissions payable	241,911	170,665
Clearing deposits payable	70,106	32,500
Due to parent	48,000	--
Due to affiliate	15,336	--
Deferred rent	8,050	--
Income taxes payable	24,239	--
Total current liabilities	582,281	304,151
Stockholders' equity		
Common stock, no par; 1,000,000 shares authorized, 81,500 shares issued and outstanding	2,067,034	2,067,034
Retained earnings (deficit)	(1,335,984)	(1,598,283)
Total stockholders' equity	731,050	468,751
Total liabilities and stockholders' equity	$1,313,331	$772,902

See accompanying notes.

White Pacific Securities, Inc.
Statement of Operations
Years ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions	$5,590,780	$4,673,685
Trading gain (loss)	--	(161,179)
Interest	327,773	346,753
Other	310,632	372,835
Total revenues	6,229,185	5,232,094
Costs and expenses		
Compensation and benefits	1,081,462	1,384,498
Commissions	2,173,216	1,678,914
Clearing and exchange fees	1,307,612	1,114,269
Communications	835,707	1,000,815
Occupancy	306,839	480,019
Advertising and promotion	85,134	69,993
Regulatory expenses	53,527	55,142
Legal, arbitration and customer losses	17,272	101,536
Management fee	48,000	--
Other	33,078	1,338
Total costs and expenses	5,941,847	5,886,524
Income before income taxes	287,338	(654,430)
Provision for income taxes	25,039	915
Net income (loss)	$262,299	($655,345)

See accompanying notes.

White Pacific Securities, Inc.
Statement of Stockholders' Equity
Years ended December 31, 2003 and 2002

	Common stock		Retained earnings (deficit)	Total stockholders' equity
	Shares	Amount		
Balances, December 31, 2001	81,500	$1,417,033	($942,938)	$474,095
Capital contribution	--	650,001	--	650,001
Net income (loss)	--	--	(655,345)	(655,345)
Balances, December 31, 2002	81,500	2,067,034	(1,598,283)	468,751
Net income (loss)	--	--	262,299	262,299
Balances, December 31, 2003	81,500	$2,067,034	($1,335,984)	$731,050

See accompanying notes.

White Pacific Securities, Inc.
Statement of Cash Flows
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$262,299	($655,345)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	21,655	21,502
(Gain) loss on disposal of property and equipment	--	42,194
(Gain) loss on trading securities	--	161,179
Changes in current assets and liabilities		
Deposits with clearing brokers	(50,106)	50,511
Receivables from broker-dealers	(59,764)	(177,260)
Other receivables	11,465	(4,012)
Prepaids expenses	(5,901)	--
Trading securities	--	169,421
Accounts payable and accrued liabilities	73,653	2,596
Commissions payable	71,246	(81,588)
Clearing deposits payable	37,606	5,733
Deferred rent	8,050	--
Income taxes receivable and payable	24,239	--
Net cash provided (used) by operating activities	394,442	(465,069)
Cash flows from investing activities		
Purchases of property and equipment	(10,880)	--
Change in deposits	(2,228)	44,089
Net cash provided (used) by investing activities	(13,108)	44,089
Cash flows from financing activities		
Change in bank overdraft	--	(8,914)
Change in due to (from) parent	48,000	--
Change in due to (from) affiliate	39,000	27,626
Capital contributions	--	650,001
Net cash provided (used) by financing activities	87,000	668,713
Net change in cash and cash equivalents	468,334	247,733
Cash and cash equivalents, beginning of year	254,033	6,300
Cash and cash equivalents, end of year	$722,367	$254,033
Supplemental disclosure of cash flow information		
Cash paid for interest	$ --	$ --
Cash paid for income taxes	$800	$915

See accompanying notes.

-5-

Note 1 – Summary of significant accounting policies

Basis of presentation
White Pacific Securities, Inc., (Company) is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission. The Company is a member of the National Associates of Securities Dealers, Inc. (NASD) since 1998. The Company markets and sells its services through employee and independent contractor brokers (licensed in virtually every state) and Offices of Supervisory Jurisdiction located throughout California and in Texas and Washington. On November 23, 1999, Acument Holding Company, Inc. (AHC) purchased the entire outstanding stock of the Company and, effective January 1, 2000, it distributed 31% of the stock of the Company to various individuals responsible for managing the Company.

The Company clears trades directly with one clearing broker, Computer Clearing Services (CCS), a majority-owned subsidiary of AHC, and indirectly with another clearing broker, U. S. Clearing Corporation (USC) through an introducing broker, 1st Discount Brokerage (1DB) since August 16, 2002, all on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Through August 15, 2002, the Company also cleared certain trades indirectly with USC through an introducing broker, Acument Securities, Inc. (ASI), a wholly owned subsidiary of AHC. Effective August 16, 2002, ASI ceased operations and transferred to 1DB all of its employees and brokers, including its relationship with the employees and brokers of the Company. USC retained the accounts of the transferred customers.

During the years ended December 31, 2003 and 2002, AHC made additional capital contributions totaling $0 and $150,000, respectively. During the years ended December 31, 2003 and 2002, a 25% shareholder of the Company made capital contributions of $0 and $50,000, respectively.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and on deposit with a commercial bank, available within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Note 1 – Summary of significant accounting policies (continued)

<u>Securities valuation</u>
The Company records marketable trading securities at fair market value and includes the unrealized gains and losses thereon in its statement of operations. As of December 31, 2003, the Company had no trading securities. As of December 31, 2001 and through May 3, 2002, trading securities consisted entirely of 30,000 shares of NITE common stock received as a capital contribution from AHC.

<u>Property and equipment</u>
Property and equipment consist of computer and office equipment, furniture and leasehold improvements. The Company records property and equipment acquisitions at cost. The Company records depreciation on office and computer equipment and furniture calculated using the straight-line basis over estimated useful lives of three to seven years. The Company records depreciation on leasehold improvements calculated using the straight-line basis over the lesser of their estimated useful lives or the remaining lives of the related leases.

<u>Security transactions and commissions</u>
The Company derives commissions and other revenue principally from its clearing brokers for commissions, interest and order flow related to customer transactions.

The Company records security transactions on a settlement date basis during the year and on a trade date basis at year-end. The Company records revenues and expenses related to agency transactions on a trade date basis.

Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sale credits) balances through contractual agreements with its clearing brokers.

<u>Advertising costs</u>
The Company expenses advertising costs when incurred. During the years ended December 31, 2003 and 2002, the Company incurred advertising expense totaling $72,520 and $60,604, respectively.

Note 1 – Summary of significant accounting policies (continued)

Income taxes
Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" requires recognition of deferred tax assets and liabilities arising from the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the Company expects the differences to reverse. The Company generally recognizes a 100% valuation allowance on any resulting deferred tax assets because it is currently more likely than not the Company will not be able to use such deferred tax assets in the future. Additionally, the Internal Revenue Code (IRC) limits the use of deferred tax assets resulting from net operating loss carry forwards from Star Traders, Inc. due to the ownership change.

Estimated fair value of financial instruments
SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Except as otherwise noted, management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are already stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and notes reported herein. Although management bases these estimates on its knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Reclassification
The Company reclassified certain 2002 information to conform to the 2003 presentation.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 2 – Clearing broker accounts

As of December 31, 2003, CCS required (Note 10) and held a clearing broker deposit totaling $100,106. As of December 31, 2002, CCS required and held a clearing broker deposit totaling $50,000.

As of December 31, 2003, amounts receivable from broker-dealers consisted principally of amounts due from CCS and USC (through 1DB) totaling $212,170 and $172,105 respectively. As of December 31, 2002, amounts receivable from broker-dealers consisted principally of amounts due from CCS and USC (through 1DB) totaling $175,838 and $148,673, respectively.

Note 3 – Trading securities

As explained in Note 1, trading securities as of December 31, 2001 and through May 3, 2002 consisted entirely of 30,000 shares of NITE common stock. The value of NITE declined during the year ended December 31, 2002 by $87,540, which makes up the entire trading loss for 2002. The Company sold all of its shares of NITE common stock in a series of transactions on May 2 and 3, 2002, for per share prices ranging from $5.58-$5.75 and totaling $169,421.

Note 4 – Property and equipment

As of December 31, 2003 and 2002, property and equipment totaled as follows:

	2003	2002
Office and computer equipment	$ 85,631	$ 74,751
Furniture	48,130	48,129
Property and equipment, at cost	133,761	122,880
Accumulated depreciation	(89,893)	(68,237)
Property and equipment, net	$ 43,868	$ 54,643

During the year ended December 31, 2002, the Company disposed of property and equipment with an original cost of $139,434 and a net book value of $42,194.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 5 – Commissions and clearing deposits payable

Commissions payable as of December 31, 2003 include $79,534 payable to individual brokers for activity clearing through USC and $162,377 payable to Offices of Supervisory Jurisdiction (OSJ) clearing through CCS. Commissions payable as of December 31, 2002 include $80,386 payable to individual brokers for activity clearing through USC and $90,279 payable to OSJs clearing through CCS.

Clearing deposits payable as of December 31, 2003 and 2002 consist of deposits held by the Company of amounts otherwise payable to OSJs. The Company policy is to hold at least $5,000 per active OSJ.

Note 6 – Due from and to and transactions with parent and affiliate

During the years ended December 31, 2003 and 2002, the Company incurred management fees, payable to AHC, totaling $48,000 and $0, respectively.

As of December 31, 2002, the Company excluded the net receivable from ASI, totaling $23,664, from net capital (Note 11).

Due from and to affiliate consists entirely of amounts due to ASI for expenses incurred by the Company and paid by ASI, net of amounts related to trading activities clearing with USC. During the year ended December 31, 2003 and 2002, transactions between the Company and ASI totaled as follows:

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 6 – Due from and to and transactions with parent and affiliate (continued)

	2003	2002
Company revenue received by ASI		
Commissions – USC	$ –	$1,249,497
Commissions – Other	–	70,995
Interest – USC	–	225,607
Order flow rebates – NITE	–	28,056
Order flow rebates – USC	–	12,941
Postage reimbursements – USC	–	137,055
Miscellaneous	–	49,529
Total Company revenue received by ASI	–	1,773,680
Company expenses paid by ASI		
Clearing and exchange fees – USC	–	305,375
Commissions	–	36,606
General and administrative	–	315,162
Occupancy	39,000	–
Total Company expenses paid by ASI	39,000	657,143
Transfers from (to) ASI to (from) the Company		
Property and equipment, net	–	–
Cash	–	1,369,163
Reclassifications	–	(225,000)
Total transfers from (to) ASI to (from) the Company	–	1,144,163
Net change during the year	(39,000)	(27,626)
Due from affiliate, beginning of year	23,664	51,290
Due from (payable to) affiliate, end of year	($ 15,336)	$ 23,664

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 7 – Taxes on income

During the years ended December 31, 2003 and 2002, income tax expense consists entirely of California state income and franchise taxes totaling $25,039 and $915, respectively.

As of December 31, 2003, the Company has net operating loss carry forwards totaling $1,185,914, expiring from 2017 to 2022. Certain provisions of the IRC limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. The portion of the net operating loss carry forwards subject to the limitation totals $124,801.

As explained in Note 1, the Company reduced its deferred tax asset as of December 31, 2003 and 2002, resulting from net operating loss carry forwards and the timing difference of certain expense deductions, to zero with a 100% valuation allowance.

Note 8 – Retirement plan

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan. During the years ended December 31, 2003 and 2002, the Company did not make any matching or discretionary contributions to the plan.

Note 9 – Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreements between the Company and its clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 9 – Market risk and credit risk (continued)

Under the terms of the agreements between the Company and its clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

As of and at times during the years ended December 31, 2003 and 2002, the Company maintained deposit balances at commercial banks in excess of federal deposit insurance limits.

Note 10 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel and in the opinion of management, the resolution of these matters will not have a material adverse effect on its financial condition.

The Company leases office space under operating leases continuing variously through September 30, 2007. Lease terms include required minimum payments (including future increases), deposits and periodic increases based on inflation and shares of building operating expenses and taxes. During the years ended December 31, 2003 and 2002, rent expense for the Company office facilities, including minimum payments and other related charges, totaled $218,430 and $265,166, respectively.

Future minimum lease payments under noncancelable operating leases for office space for the years ended December 31 total as follows:

2004	$88,299
2005	89,700
2006	92,112
2007	52,500
Total future minimum lease payments	$322,611

Note 10 – Commitments and contingencies (continued)

During the year ended December 31, 2002, the Company terminated two operating leases early. The Company recorded losses equal to the security deposits and final month rent, totaling $31,326. The disputes were in settled in 2003 for a total of $49,000, booked to rent expense.

The Company leases certain office and computer equipment under operating leases that continue through November 30, 2006. During the years ended December 31, 2003 and 2002, rent expense for certain office and computer equipment totaled $25,995 and $58,397, respectively.

Future minimum lease payments under noncancelable operating leases for certain office and computer equipment for the years ended December 31 total as follows:

2004	$21,662
2005	19,778
2006	12,764
Total future minimum lease payments	$54,204

The deposits with clearing brokers include amounts that CCS requires under a clearing agreement with the Company as of December 31, 2003, totaling $100,106.

Effective August 16, 2002, the Company contracted with 1DB (Note 1) to clear its trading activity on a fully disclosed basis, through August 31, 2005 (and renewable annually thereafter). The Company will be subject to a $12.50 per account termination fee if it terminates the contract before August 31, 2005 or without giving a 90-day notice.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 11 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital
Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the
maintenance of minimum net capital and requires that the ratio of aggregate
indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of
December 31, 2003, the Company had net capital of $568,164, which exceeded the
minimum requirement of $38,819 by $529,345 and a ratio of aggregate
indebtedness to net capital of 1.02 to 1. The Company is exempt from the
provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

Supplemental Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934



WILSON MARKLE STUCKEY HARDESTY & BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 6, 2004. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 6, 2004

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2003

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

White Pacific Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003

Net capital
    Total stockholders' equity $731,050

        Deductions and charges for non-allowable assets
            Petty cash   2,000
            Receivable from broker-dealers – non-allowable portion   54,303
            Other receivables   31,312
            Prepaid expenses   5,901
            Property and equipment, net   43,868
            Deposits   25,502

        Total deductions and charges for non-allowable assets   162,886

    Net capital $568,164

Aggregate indebtedness $582,281

Computation of basic net capital requirement
    Minimum net capital required equals the higher of $5,000 or
        6 2/3% of total aggregate indebtedness $38,819

    Excess net capital $529,345

    Ratio of aggregate indebtedness to net capital   1.02 to 1

    Excess net capital at 1,000% $509,936

White Pacific Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2003

Reconciliation with the computation of the Company
(included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$636,465
Audit adjustments	68,301
Net capital, as adjusted	$568,164
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$513,980
Audit adjustments	68,301
Aggregate indebtedness, as adjusted	$582,281

White Pacific Securities, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (C)(k)(2)(ii) is met.

- -

White Pacific Securities, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.



WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 6, 2004. As part of our audit, we considered the internal control structure to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of White Pacific Securities, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of December 31, 2003 to meet the objectives of the Commission.

This report is intended entirely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 6, 2004

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